Exhibit 12.1
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2016		2015		2014		2013		2012
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$129,592		$117,932		$117,337		$118,880		$125,379
Amortization of debt premium, discount, and expenses	3,779		3,575		4,194		3,716		4,023
Estimated interest factor of lease rental charges	2,747		3,298		4,686		5,847		5,585
Preferred dividend requirements of subsidiary	781		784		809		800		769
Total Fixed Charges	$136,899		$125,589		$127,026		$129,243		$135,756

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$195,174		$46,153		$200,647		$175,069		$175,035
Fixed charges as above	136,899		125,589		127,026		129,243		135,756
Interest capitalized	(7,964)		(9,753)		(6,256)		(5,209)		(5,432)
Non-controlling interest in earnings of Valencia	(14,519)		(14,910)		(14,127)		(14,521)		(14,050)
Preferred dividend requirements of subsidiary	(781)		(784)		(809)		(800)		(769)

Earnings Available for Fixed Charges	$308,809		$146,295		$306,481		$283,782		$290,540

Ratio of Earnings to Fixed Charges	2.26	[1]	1.16	[2]	2.41	[3]	2.20	[4]	2.14

[1] Earnings from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2016 includes a pre-tax loss of $15.0 million due to the write-off of regulatory disallowances and restructuring costs at PNM. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.37 for 2016.

[2] Earnings from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2015 includes a pre-tax loss of $167.5 million due to the write-off of regulatory disallowances and restructuring costs at PNM. If that loss wase excluded, the Ratio of Earnings to Fixed Charges would have been 2.50 for 2015.

[3] Earnings from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2014 includes a pre-tax loss of $1.1 million due to the write-off of regulatory disallowances at PNM. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.42 for 2014.

[4] Earnings from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2013 includes a pre-tax loss of $12.2 million due to the write-off of regulatory disallowances at PNM. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.29 for 2013.